Exhibit 12.1

COOPER STANDARD HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Predecessor				Successor
	December 31, 2003		January 1 to December 23, 2004		December 24 to December 31, 2004	Combined 2004		December 31, 2005		December 31, 2006	December 31, 2007
Earnings (loss) from continuing operations before income taxes, adjustment for minority interests in consolidated subsidiaries and income or loss from equity investments	91.6		117.3		(6.3)	111.0		9.6		(15.0)	(119.6)
Plus:
Fixed charges	11.9		9.1		5.8	15.0		71.6		92.9	104.8
Earnings available for fixed charges	103.5		126.4		(0.5)	126.0		81.2		77.9	(14.8)
Fixed charges
Interest expenses	7.6		4.2		5.8	10.0		66.6		87.1	97.4
Estimated interest factor for rentals	4.3		4.9		0.0	4.9		5.0		5.8	7.4
Fixed charges	11.9		9.1		5.8	15.0		71.6		92.9	104.8
Ratio of earnings to fixed charges	8.7	x	13.9	x	—	8.4	x	1.1	x	—	—
Deficiency					—					—	—